March 31, 2008	Trading Symbol: TSX.V – HNC

Northwest Power Line Study to Dease Lake Announced

(Vancouver) – Mark Jarvis, President of Hard Creek Nickel Corporation, announced today that the Company is part of a consortium that has commissioned a study looking into the economic viability of the Northwest Power Line along Highway 37 to Dease Lake in north western British Columbia. Dease Lake is 70 km west of Hard Creek’s Turnagain Nickel deposit.

The following is the Friday, March 28, 2008 News Release issued by the Mining Association of British Columbia and the Northern Development Initiative Trust:

The Mining Association together with the Northern Development Initiative Trust today confirmed that a study has been commissioned looking into the economic viability of the Northwest Power Line along Highway 37 in north western British Columbia.

"There is a strong and growing consensus among community leaders in the Northwest about the long term need and benefit of a power line along highway 37," said Mining Association of British Columbia Chairman Pierre Lebel. “Documenting the presence of existing and potential development opportunities in this corridor, many of which are among the best in British Columbia, will help to demonstrate the wisdom of building this line to a wider audience.”

The Northern Development Initiative Trust, the Mining Association of British Columbia, the Association of Mineral Exploration of British Columbia and a number of mining companies, First Nations Companies, suppliers, independent power producers and local business are jointly contributing to a fund that will support the study and any related activities. The budget for the project is currently estimated at approximately $300,000.

“Our mandate is to encourage the economic development of the North and our member communities agree that the construction of the power line would be of huge economic benefit to our region. That is why the Trust, representing over 50 communities and regional districts, has agreed to support this project," added Janine North, Chief Executive Officer of the Northern Development Initiative Trust.

Macquarie Bank, an international bank with considerable expertise in major capital infrastructure project financing, has been retained to conduct the study. While no deadlines have been set, it is anticipated the study will be competed in April or May 2008.

The study is expected to examine the range of potential power consumers and generators along the proposed power line corridor so as to determine the threshold of activity that might make a power line viable.

“This is great news for northern British Columbia and especially for the shareholders of Hard Creek Nickel,” said Mark Jarvis. “The commissioning of the study is the critical first step in extending power to the north of our province. Financial contributions to the study from First Nations companies, northern towns and industry demonstrate the breadth of support for the project.

“We believe that if we can show the government a good business case for building the power line, they will be receptive,” Mr. Jarvis continued. “Macquarie Bank, with its expertise in infrastructure financing, is an excellent choice to provide a third party, expert analysis of the proposed line.”

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”

MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

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